SUB-ITEM 77M

                                     MERGERS

                          AIM VARIABLE INSURANCE FUNDS
       AIM V. I. SMALL CAP GROWTH FUND INTO AIM V.I. SMALL CAP EQUITY FUND

On December 13, 2006, the Board of Trustees of AIM Variable Investment Funds ("AVIF") approved an Agreement and Plan of Reorganization (the "Agreement"). On March 19, 2007, at a Special Meeting for shareholders of AIM V. I. Small Cap Growth Fund (the "Fund"), an investment portfolio of AVIF, shareholders approved the Agreement that provided for the combination of the Fund with AIM V.I. Small Cap Equity Fund ("Buying Fund"), an investment portfolio of AVIF (the "Reorganization"). Pursuant to the Agreement, on May 1, 2007, all of the assets of the Fund were transferred to Buying Fund. Buying Fund assumed all of the liabilities of the Fund, and AVIF issued shares of Buying Fund to the Fund's shareholders. The value of each Buying Fund shareholder's account with the Fund immediately after the Reorganization was the same as the value of such shareholder's account with the Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction.

For a more detailed discussion of the Reorganization, please refer to the proxy statement that was filed on February 9, 2007, with the SEC under Accession number 0000950129-07-000475.